

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2010

via U.S. mail and facsimile

John Williams, Chief Executive Officer
Shearson American REIT Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283

> **Re:** **Shearson American REIT Inc.**
> **Form 10 Amendment**
> **Filed November 9, 2010**
> **File No. 0-29627**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, Amendment filed November 9, 2010

1. We note your revised disclosure and response to prior comment four from our letter dated August 4, 2010. With a view to disclosure, advise us if you have been involved in any programs in which you raised funds from passive investors in order to invest in real estate. In this regard, we note the real estate financing and management experience of Messrs. Glassgow and Galvin described on pages 14-15.

2. We note your response to comment five of our letter dated August 4, 2010. Please delete the statement on page four that "[i]nvesting in REITs is a liquid, dividend-paying means of participating in the real estate market" or revise to provide balanced disclosure.

3. We note the reference on page four to "investment strategies of equity REITs" in general. We also note the statement on page 11 that you "will invest primarily in institutional-quality multi-use and multi-family properties located in the United States." Please revise to clarify whether or not you have an investment strategy, and to the extent you have one, refer to Item 13 of Form S-11 and revise accordingly.

4. We reissue prior comment number six from our letter dated August 4, 2010.
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

<u>Liquidity and Capital Resources, page 12</u>

5. We note in Note 4 to your financial statements that the judgment with respect to the litigation with Robert E. Thompson may be executed upon for 10 years from the date of entry and you are undertaking a continuing effort to settle the litigation claim. Please expand your discussion to describe in greater detail what it means to execute a judgment and the continuing efforts to settle the claim.

<u>Financial Statements, page 23</u>

6. We note from your response to comment 16 of our letter dated August 14, 2010 that you do not believe you are a development stage company by virtue of previously being an operating company and that fact that you have over $24 million in additional paid-in capital and over 600 shareholders. FASB ASC 915-10-20 defines a development stage entity as an entity devoting substantially all of its efforts to establishing a new business and for which planned principal operations have not commenced or planned principal operations have commenced but there has been no significant revenue therefrom. Furthermore, FASB ASC 915-225-45-1 sets forth that when a dormant entity is reactivated to undertake development stage activities, the disclosure of cumulative amounts shall be from the inception of the development stage. We note that you became dormant in 2001, and are establishing a new business by attempting to qualify as a REIT. Please tell us when you began undertaking development stage activities, and provide the disclosures set forth in FASB ASC 915. Alternatively, tell us why you are not currently in the development stage.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

7. We note your response to prior comment 17 of our letter dated August 4, 2010. We note your revised disclosure in Note 14 on page 40 regarding the resignation of Rosen and Rosen, New York, as your former accountant. However, it appears from your Form 8-K filed on August 2, 2002 that you dismissed Grassi & Company CPAs, P.C. and engaged Weinick, Sanders, Leventhal & Company, LLP (Weinick). Please

expand your disclosure to provide the applicable disclosures of Item 304 of Regulation S-K with respect to the termination of Weinick and the apparent engagement and termination of Rosen and Rosen. In addition, please advise us whether Rosen and Rosen was formerly known by a different name.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

8. We note your statement, "Management believes that our system of disclosure controls and procedures is designed to provide a reasonable level of assurance that the objectives of the system will be met." Please confirm to us that you will, in future Exchange Act filings on Form 10-K and Form 10-Q, state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective *at the reasonable assurance level*. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

9. Please confirm to us that you will make reference to the definition of controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), as appropriate, in future filings. Your current disclosure refers to previous Rules 13a-14(c) and 15d-14(c).

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Steven Boatwright
        Via facsimile to (602) 248-2822
        John Williams
        John D. Glassgow
        Via facsimile to (602) 253-4862